[LOGO OMITTED]    Koor Industries Ltd.

KOOR INDUSTRIES LTD. COMPLETES ACQUISITION OF 32.5% OF TADIRAN
COMMUNICATIONS LTD.

ROSH HA'AYIN, Israel - November 11, 2004 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor"), a leading Israeli investment holding company, announced today that following the agreement announced September 10, 2004, it has completed the acquisition of 32.5% of Tadiran Communications Ltd. ("Tadiran") (TASE:TDCM) for approximately $141 million. The transaction was based on a share price of NIS 161.5 per share. Koor acquired the shares from Trefoil Israel Partner II LP (of the Shamrock group) and from FIMI Israel Mezzanine Fund LP.

About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.

About Tadiran Communications
Tadiran Communications develops, manufactures and markets combat-proven military communications solutions. Tadiran's secure and immune military communications systems and equipment serve the armed forces of over 50 countries worldwide. In 2003, Tadiran's annual sales totaled $272 million - 83.4% of which was derived from exports.

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries Ltd.
Tel. +9723 9008 310
or
Fiona Darmon - Director of Corporate Communications, Koor Industries Tel. +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.